

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2025

Corey Fishman
President and Chief Executive Officer
Iterum Therapeutics plc
200 South Wacker Dr., 31st Floor
Chicago, IL 60606

      Re: Iterum Therapeutics plc
          Registration Statement on Form S-3
          Filed February 7, 2025
          File No. 333-284774

Dear Corey Fishman:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tamika Sheppard at 202-551-8346 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Brian A. Johnson